

IAMGOLD CORPORATION

TSX: IMG NYSE: IAG

NEWS RELEASE

IAMGOLD SHAREHOLDERS RE-ELECT BOARD OF DIRECTORS

TORONTO, May 7, 2019 – IAMGOLD Corporation ("IAMGOLD" or the "Company") today announced that shareholder voting at the Company's annual meeting of shareholders on May 7, 2019, has resulted in the election of all the directors listed as nominees in management's information circular dated March 26, 2019.

Results of the shareholder voting were as follows:

Nominee	Votes For	% For	Votes Withheld	% Withheld
John E. Caldwell	237,968,523	90.98	23,591,270	9.02
Donald K. Charter	223,401,980	85.41	38,157,813	14.59
Ronald P. Gagel	260,000,595	99.40	1,559,198	0.60
Richard J. Hall	260,271,873	99.51	1,287,920	0.49
Stephen J. J. Letwin	249,264,092	95.30	12,295,701	4.70
Mahendra Naik	241,971,843	92.51	19,587,950	7.49
Timothy R. Snider	259,850,875	99.35	1,708,918	0.65
Sybil E. Veenman	248,750,831	95.10	12,808,962	4.90

About IAMGOLD

IAMGOLD (www.iamgold.com) is a mid-tier mining company with four operating gold mines on three continents. A solid base of strategic assets in North and South America and West Africa is complemented by development and exploration projects and continued assessment of accretive acquisition opportunities. IAMGOLD is in a strong financial position with extensive management and operational expertise.

For further information please contact:

Indi Gopinathan, Investor Relations Lead, IAMGOLD Corporation
Tel: (416) 360-4743 Mobile: (416) 388-6883

Martin Dumont, Senior Analyst Investor Relations, IAMGOLD Corporation
Tel: (416) 933-5783 Mobile: (647) 967-9942

Toll-free: 1-888-464-9999 info@iamgold.com

Please note:

This entire news release may be accessed via fax, e-mail, IAMGOLD's website at www.iamgold.com and through Newsfile's website at www.newsfilecorp.com. All material information on IAMGOLD can be found at www.sedar.com or at www.sec.gov.

Si vous désirez obtenir la version française de ce communiqué de presse, veuillez consulter le http://www.iamgold.com/French/accueil/default.aspx.